Exhibit 99.1

News Release

For immediate release Calgary, Alberta August 11, 2010 TSX: OPC

OPTI Canada Announces Pricing of First Lien Senior Secured Notes

OPTI Canada Inc. (“OPTI” or the “Company”) announced today that is has entered into a definitive agreement to issue and sell US$100 million face value of 9.0% First Lien Senior Secured Notes due December 15, 2012 (the “new 2012 Notes”) and US$300 million face value of 9.75% First Lien Senior Secured Notes due August 15, 2013 (the “2013 Notes”). The new 2012 Notes are being offered as additional notes under an indenture pursuant to which OPTI issued US$425 million aggregate principal amount of 9% First Lien Senior Secured Notes, due December 15, 2012, on November 20, 2009 (the “existing 2012 Notes” and, together with the new 2012 Notes, the “2012 Notes”). The new 2012 Notes and 2013 Notes are being offered at a price of 99.5% and 96.5% respectively, resulting in a yield to maturity of approximately 9.2% and 11.2% respectively. The new 2012 Notes and 2013 Notes have been resold through a syndicate of investment banks to certain institutional investors pursuant to applicable securities law exemptions. The closing of the new 2012 Notes and 2013 Notes financing is anticipated to occur August 20, 2010 and is subject to the finalization of definitive documentation and other customary closing conditions.

Using the August 11, 2010 Bank of Canada noon exchange rate of US$0.956 = C$1.00, the net proceeds to OPTI from the sale of the Notes will be approximately C$395 million, after deducting certain fees and expenses related to the offering transactions and adjusting for the offering prices noted above. The purpose of the private offerings is to maintain sufficient liquidity through the ramp-up period of the Long Lake Project and to allow the Company to continue with its previously announced review of strategic alternatives. The net proceeds will be used to repay outstanding borrowings of C$50 million under our revolving credit facility, to fund an interest escrow account of approximately US$87 million relating to the 2013 Notes (as required by the 2012 Notes Indenture), and for general corporate purposes.

Moody’s Investor Service (Moody’s) has affirmed a B2 rating on the 2012 Notes. Standard and Poor’s (S&P) has lowered the issue-level rating on the existing 2012 Notes to a B rating and has assigned the new 2012 Notes a B rating. Moody’s and S&P have rated the 2013 Notes as B3 and B, respectively.

ABOUT OPTI
OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary OrCrude™ process. Our first project, Phase 1 of Long Lake, plans for 72,000 barrels per day (on a 100 percent basis) of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses the OrCrude™ process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude (PSC™) with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect PSC™ to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc. (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from OPTI and that will contain detailed information about OPTI and management, as well as financial statements.

FORWARD-LOOKING INFORMATION
Certain statements contained herein are forward-looking statements, including, but not limited to, statements relating to: the closing date of the offerings; the use of proceeds received from these offerings; OPTI’s operations; anticipated financial performance; business prospects, expansion plans and strategies; OPTI’s plans and expectations concerning the use and performance of the OrCrude™ process and other related technologies; the cost, development and operation of the Long Lake Project and OPTI’s relationship with Nexen Inc; OPTI’s anticipated financial condition and liquidity over the next 12 months and in the long term; and expectations regarding the terms and timing of a result to its strategic alternatives process. Forward-looking information typically contains statements with words such as “intend,” "anticipate," "estimate," "expect," "potential," "could," “plan” or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions that may prove to be incorrect. In addition to other assumptions identified herein, OPTI has made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Long Lake Project joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for PSC™ and PSH; foreign currency exchange rates and hedging instruments risks. Other specific assumptions and key risks and uncertainties are described elsewhere in this document and in OPTI's other filings with Canadian securities authorities.

Readers should be aware that the list of assumptions, risks and uncertainties set forth herein are not exhaustive. Readers should refer to OPTI's current Annual Information Form (AIF), filed on SEDAR and EDGAR and available at www.sedar.com and http://edgar.sec.gov, for a detailed discussion of these assumptions, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

For further information please contact:
Krista Ostapovich, Investor Relations (403) 218-4705

OPTI Canada Inc.
Suite 2100, 555 – 4th Avenue SW.
Calgary, Alberta, Canada T2P 3E7
(403) 249-9425